UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

PLACER DOME INC.

(Name of Subject Company (Issuer))

BARRICK GOLD CORPORATION

 (Name of Filing Person (Bidder))

Common Shares

 (Title of Class of Securities)

725906101

 (CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

 (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

This Statement amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on November 10, 2005 by Barrick Gold Corporation (“Barrick”).

The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, on the basis of and at the election of the shareholder of Placer Dome:  (a) US$20.50, in cash for each Share; or (b) 0.7518 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to proration.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Acceptance and Transmittal, copies of which were filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO.

Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.

      Item 4 Terms of the Transaction

      Barrick announced on December 22, 2005 that it had reached an agreement with Placer Dome, pursuant to which Barrick will increase its Offer price to acquire the Shares from US$20.50 to US$22.50. Under the revised offer, the shareholders of Placer Dome will have the right to elect to receive US$22.50 in cash or 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to pro ration based on the maximum amount of cash and Barrick common shares offered. The maximum amount of cash to be paid by Barrick will be approximately US$1.344 billion, and the maximum number of Barrick common shares to be issued will be approximately 333 million, on a fully diluted basis. The Offer will be formally amended through a notice of variation and extension, which is expected to be mailed to the shareholders of Placer Dome in the first week of January, 2006.

Item 12 Exhibits

As permitted by General Instruction F to Schedule TO, Barrick's presentation dated December 22, 2005 is herein incorporated by reference to Barrick's filing pursuant to Rule 425 on December 27, 2005.

As permitted by General Instruction F to Schedule TO, the transcript of a conference call held on December 22, 2005 is herein incorporated by reference to Barrick's filing pursuant to Rule 425 on December 27, 2005.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman

Name: Sybil E. Veenman
Title: Vice President, Assistant General Counsel and Secretary
Date: December 27, 2005

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EXHIBIT INDEX

Exhibit __________	Description
(a)(14)(1.1)	Barrick's presentation dated December 22, 2005 (incorporated by reference to Barrick's filing pursuant to Rule 425 on December 27, 2005)
(a)(14)(1.2)	Transcript of a conference call held on December 22, 2005 (incorporated by reference to Barrick's filing pursuant to Rule 425 on December 27, 2005)

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